EXHIBIT 99.1
Press Release dated October 27, 2005 announcing rejection by Greek court of TCS Capital Management LLC’s petition to block cash-out merger.

NEWS FOR INVESTORS
TCS CAPITAL MANAGEMENT’S PETITION TO BLOCK CASH-OUT MERGER REJECTED BY GREEK COURT
ATHENS, October 27, 2005 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) announced that, following a hearing on October 26, 2005, the Judge of the Athens Court of First Instance rejected TCS Capital Management LLC’s petition for an interim order to block the cash-out merger of TIM Hellas Telecommunications S.A. with and into TROY GAC Telecommunications S.A.
The extraordinary general meeting of TIM Hellas’ shareholders that is scheduled to take place on November 2, 2005, to consider and vote, among other things, on the cash-out merger will be held as scheduled.
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Investor Relations: Rania Bilalaki Tel: +30 210 615 8585
ir@tim.com.gr www.tim.com.gr/en/ir.cfm
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TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.